Exhibit 99.6

[Formerly Sandstorm Resources Ltd.]

ANNUAL REPORT

December 31, 2010

SANDSTORM GOLD LTD.
(Formerly Sandstorm Resources Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2010

This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. (“Sandstorm” or “the Company”) should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010 and related notes thereto which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The information contained within this MD&A is current to March 3, 2011 and is stated in U.S. dollars unless otherwise noted.

HIGHLIGHTS

•	Sandstorm received its first gold shipments from the Aurizona, Santa Elena, and Summit Mines resulting in a total of 2,322 gold ounces purchased and sold during 2010.

•	The year 2010 was a transformational year for Sandstorm as it achieved its first year of positive operating cash flow.

•

On March 4, the Company entered into a gold stream agreement with Rambler Metals and Mining Plc to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter from the Ming mine.

•	On November 9, 2010, the Company entered into a Gold Stream agreement with Brigus Gold Corp. to purchase 12% of the life of mine gold produced from the Black Fox mine.

•	Subsequent to December 31, 2010, the Company entered into a gold stream agreement with Metanor Resources Inc. to purchase 20% of the life of mine gold from the Bachelor Lake Mine.

•	During 2010, the Company spun out Sandstorm Metals & Energy Ltd., a base metal and energy streaming company, allowing Sandstorm Gold Ltd. to focus on the acquisition of gold streams.

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CORPORATE DEVELOPMENT
AND STRATEGY

The Company is a growth focused company that seeks to acquire gold purchase agreements (“Gold Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce, a percentage of a mine’s gold production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams from mines with low production costs, significant exploration potential and strong management teams. The Company currently has six Gold Streams.

Effective February 17, 2011, the Company changed its name from Sandstorm Resources Ltd. to Sandstorm Gold Ltd.

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AURIZONA GOLD STREAM

The Company has a Gold Stream agreement to purchase 17% of the life of mine gold produced from Luna Gold Corp.’s (“Luna”) open-pit Aurizona mine, located in Brazil (the “Aurizona Mine”). On February 9, 2011, the Aurizona Mine reached full commercial production.

Current activities at the Aurizona Mine include:

•	Gold production for the three months ended September 30, 2010 was approximately 4,800 ounces.
•	Gold production for November and December 2010 and January 2011 totaled 10,905 ounces.
•	Combined 90-day average throughput rate in excess of 3,615 tonnes per day, including peak daily throughputs as high as 5,000 tonnes.
•	Additional plant modifications to be completed in early 2011 are expected to increase productive capacity.
•	Expected full production ramp-up to consistently produce an average of 4,500 tonnes per day capacity is scheduled to begin April 2011.
•	Exploration activities have recently returned trenching results of 81.5 meters of 1.18g/t at Boa Esperanca in a newly discovered mineralized area near the Aurizona Mine.

During 2010, the Company purchased approximately 2,017 ounces of gold from the Aurizona Mine.

SANTA ELENA GOLD STREAM

The Company has a Gold Stream agreement to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.’s (“SilverCrest”) open-pit Santa Elena mine, located in Mexico (the “Santa Elena Mine”). During the fourth quarter of 2010, SilverCrest began production and commission phase activities at the Santa Elena Mine. Approximately 371,000 tonnes of lower grade ore were mined during 2010 from the open pit. SilverCrest has been mining lower grade tonnes to provide working space for equipment in the initial cut and to create a lower angle for the ultimate pit high wall. The lower grade material is considered pre-strip for the higher grade Main Zone which is currently being mined and will provide the majority of the ore to be mined in 2011.

Current activities at the Santa Elena Mine include:

•	The crusher is operating at near design throughput capacity of approximately 2,500 tonnes per day with an estimated 336,500 tonnes of ore crushed in 2010.
•

The heap leach pad currently holds an estimated 336,500 tonnes of ore containing approximately 6,800 ounces of gold that are under leach. In the first 30 days of the leach cycle for current ore on the pad, recovery was estimated at 25% to 35% for gold.

•	The Merrill Crowe recovery unit, refinery and on-site lab are all performing as designed and expected.
•	As of December 31, 2010 approximately 2,140 ounces of gold have been produced as doré with a significant amount of gold still in solution for processing and recovery.

During 2010, the Company purchased approximately 187 ounces of gold from the Santa Elena Mine.

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SUMMIT GOLD STREAM

The Company has a Gold Stream agreement to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter, from Santa Fe Gold Corporation’s (“Santa Fe”) Summit mine, located in the United States of America (the “Summit Mine”).

In March 2010, Santa Fe began commissioning the Lordsburg milling operations. Since then, Santa Fe has begun shipping concentrate to a European smelter for recovery of gold and silver. In addition to concentrate sales, bulk flux shipments have been made to smelters located in Arizona. The Summit Mine and the Lordsburg Mill are expected to attain commercial production during the second half of 2011. A new internal ventilation shaft was completed and is being equipped with an upgraded fan system. This central ventilation shaft will be extended as deeper levels of the Summit Mine are reached. The improved ventilation will allow the Summit Mine to operate additional equipment underground, which Santa Fe is purchasing. It will also enable additional shifts to be added.

During 2010, the Company purchased approximately 118 ounces of gold from the Summit Mine.

MING GOLD STREAM

On March 4, 2010 and amended on August 31, 2010, the Company entered into a Gold Stream agreement to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining plc’s (“Rambler”) Ming mine, located in Canada (the “Ming Mine”). In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally.

For consideration, the Company paid $5.0 million on March 10, 2010, $2.0 million on September 7, 2010, $7.0 million on January 6, 2011 and a further instalment of $6.0 million will be paid to Rambler upon receipt of all necessary permits required to construct and operate the Ming Mine, which is expected in the first half of 2011. The Company will not make ongoing payments per ounce of gold.

Rambler has provided to the Company the following completion guarantees: (i) that the Ming Mine will begin gold production by September 4, 2011 or Rambler will be required to fully refund the $20.0 million upfront deposit plus 8% interest, compounded annually, (ii) that within 24 months of commencement of production, Rambler will have produced and sold a minimum of 24,000 ounces of payable gold or the Company will have the option to require a partial refund of the upfront deposits, and (iii) that the Company will receive minimum cash flows from the contract of $3.6 million in the first year of production, $3.6 million in the second year of production, and $3.1 million in the third year of production.

The Ming Mine is a past-producing underground massive sulphide copper-gold mine located in Newfoundland and contains the former producing Ming and Ming West copper-gold mines.

Current activities at the Ming Mine include:

•	The contractor has completed the Nugget Pond foundation for the mill add on.
•	Financing and delivery terms have been negotiated for all underground equipment and all major components for a new concentrator.
•	New exploration development has begun to the top of the 1807 zone via the 1600 feet level. This new development will also be used for ore access.

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•

Early construction permits have been received from the Department of Natural Resources for office/dry facility and fresh water supply. Construction is well underway with all foundation work completed. The anticipated completion date is March 2011.

•	Refurbishment of mine ventilation infrastructure has begun including replacement of the building and heating units.

BLACK FOX GOLD STREAM

On November 9, 2010, the Company entered into an agreement (the “Brigus Gold Stream”) to purchase 12% of the life of mine gold produced from Brigus Gold Corp.’s (“Brigus”) open pit and underground Black Fox mine, located in Canada (the “Black Fox Mine”) and 10% of the life of mine gold produced from Brigus’ Black Fox extension, which includes a portion of Brigus’ Pike River concessions, for $56.3 million as an upfront payment plus ongoing per ounce payments equal to the lesser of $500 (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum) and the then prevailing market price per ounce of gold.

Brigus has the option until January 1, 2013 to repurchase 50% of the Brigus Gold Stream by making a $36.6 million payment to the Company, upon receipt of which, the percentage of gold the Company is entitled to purchase will decrease to 6% for the Black Fox Mine and 4.5% for the Black Fox extension.

The Black Fox Mine is located outside of Matheson, Ontario, Canada in the Timmins Gold District and has been in commercial production since May 2009. It is currently operating as an open pit mine, but since mid-2010, began development of an underground mine which it expects to begin production in early 2011. At this time, both open pit and underground operations are expected to run concurrently. Commercial production on the underground mine is expected during the second quarter of 2011. The Black Fox mineralization is an Archean age, lode gold deposit located within the Abitibi greenstone belt along with several other producing gold mines and gold camps. Exploration is ongoing with a drill program being pursued at the mine.

Current activities at the Black Fox Mine include:

•

A NI 43-101 technical report on the Black Fox Mine was released January 6, 2011 and was based on mine operations and reserves as of October 31, 2010. Estimates from the report for the Black Fox Mine include a mine life of 8.6 years, a processing rate of 730,000 tonnes per annum with a recovery rate of 94%, average annual production of 104,000 ounces of gold over the next five years of production, and indicated resources inclusive of reserves of 1,031,500 ounces of gold.

•

The new vent raise has been completed and the completion of the new portal is targeted for March 2011. Construction and relocation of the new vent raise and portal continue to result in logistical issues that have significantly restricted ore production from the open pit. During this transitional period the Black Fox Mill has continued to operate at 2,000 tonnes per day by drawing down low-grade stockpiles held in inventory.

The Company did not purchase any gold from the Black Fox Mine in 2010.

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EQUITY FINANCING

On October 19, 2010, the Company completed a public offering of 78,768,100 units at a price of C$0.73 per unit for gross proceeds of C$57.5 million ($55.8 million). Each unit was comprised of one common share of the Company and one-quarter of one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of $1.00 until October 19, 2015. The Company paid underwriter fees of C$4.0 million ($3.9 million) representing 7% of the gross proceeds. The net proceeds of the offering were primarily used to purchase the Black Fox Gold Stream.

SUBSEQUENT EVENTS

BACHELOR LAKE GOLD STREAM

On January 17, 2011 the Company entered into a Gold Stream agreement with Metanor Resources Inc. (“Metanor”) to purchase 20% of the life of mine gold produced from Metanor’s Bachelor Lake Gold Mine located in Quebec, Canada (the “Bachelor Lake Mine”) for an upfront payment of $20.0 million plus ongoing per ounce payments equal to the lesser of $500 and the then prevailing market price per ounce of gold. Upon signing the Bachelor Lake Gold Stream Sandstorm made a $5.0 million payment and will make further upfront payments of $9.0 million once Metanor has achieved certain funding conditions and a final payment of $6.0 million on September 1, 2011. Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow over the first six years of the Bachelor Lake Gold Stream.

The Bachelor Lake Mine is a greenstone hosted gold mine located outside of Val d’Or in Quebec, Canada. On January 4, 2011, Metanor released the findings from a pre-feasibility study at Bachelor Lake showing underground production of approximately 200,000 ounces over an initial three and a half year mine life. Production is expected to begin during 2012 with a ramp up to full commercial production by the end of 2012.

The Bachelor Lake Mine is projected to produce an average of 60,000 ounces of gold per year and will be utilizing the low cost, long-hole mining method along with an existing, and fully functional, operating mill and surface infrastructure.

SPIN-OUT OF SANDSTORM METALS & ENERGY

On May 13, 2010 Sandstorm transferred its option agreement on the Eagle Lake property owned by Eagle Plains Resources Ltd. located in Saskatchewan, Canada and working capital of C$500,000 to its wholly-owned subsidiary Sandstorm Metals & Energy Ltd. (“Sandstorm Metals & Energy”) in exchange for 6,836,810 common shares of Sandstorm Metals & Energy. Sandstorm thereafter distributed all of its common shares held in Sandstorm Metals & Energy to Sandstorm shareholders. As a result, Sandstorm Metals & Energy is no longer a subsidiary of Sandstorm. Sandstorm will focus on Gold Streams and Sandstorm Metals & Energy will focus on base metal and energy streams.

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SUMMARIZED ANNUAL FINANCIAL RESULTS

(in $000s)	Year ended December 31, 2010	Nine months ended December 31, 2009	Year ended March 31, 2009

Gold sales	$3,148	$-	$-
Gold ounces	2,322	-	-
Average realized gold	$1,356	$-	$-
price per ounce
Average cash cost per ounce	396	-	-
(See Non-GAAP Measures)
Net earnings (loss)	2,399	1,003	(408)
Earnings (loss) per share
Basic	0.01	0.01	(0.02)
Diluted	0.01	0.01	(0.02)
Total assets	131,732	74,137	1,154
Total long-term liabilities	-	-	-

The Company’s operating segments are summarized in the tables below:

	Year ended December 31, 2010

(in $000s)	Ounces produced and sold	Sales	Cost of sales	Depletion	Earnings from operations	Cash from (used in) operations

Aurizona	2,017	$ 2,729	$807	$296	$1,626	$1,769
Black Fox	-	-	-	-	-	-
Ming	-	-	-	-	-	-
Santa Elena	187	256	65	42	149	190
Summit	118	163	47	6	110	68
Corporate	-	-	-	-	-	(1,564)

Consolidated	2,322	$3,148	$919	$344	$1,885	$463

Nine months ended December 31, 2009
Ounces
	produced				Earnings from	Cash used in
(in $000s)	and sold	Sales	Cost of sales	Depletion	operations	operations

Aurizona	-	$-	$-	$-	$-	$-
Black Fox	-
Ming	-	-	-	-	-	-
Santa Elena	-	-	-	-	-	-
Summit	-	-	-	-	-	-
Corporate	-	-	-	-	-	(884)

Consolidated	-	$-	$-	$-	$-	$(884)

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RESULTS OF OPERATIONS

The Company earned $2.4 million of net income during the year ended December 31, 2010 primarily due to earnings from operations of $1.9 million from the Company’s first gold sales from the Aurizona Mine, the Santa Elena Mine, and the Summit Mine. The Company earned $1.0 million during the nine months ended December 31, 2009 primarily due to a foreign exchange gain of $2.5 million from the Company holding a portion of its cash in Canadian dollars while the Canadian dollar appreciated in value against the U.S. dollar, the Company’s functional currency. Offsetting this foreign exchange gain in 2009 were other expenses which comprised mainly of stock—based compensation of $0.5 million and general & administration of $0.7 million. The Company did not have a significant level of activity prior to the acquisition of the Aurizona Gold Stream and the Santa Elena Gold Stream in 2009, therefore the twelve months ended March 31, 2009 results are not comparable to the subsequent financial years.

SUMMARY OF QUARTERLY RESULTS

	Quarters Ended

(in $000s)	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	Mar. 31, 2010

Gold ounces	1,939	257	126	-
Gold sales	$2,672	$ 322	$ 155	$ -
Net income (loss)	3,667	(225)	(391)	(652)
Basic income (loss) per share	0.01	(0.00)	(0.00)	(0.00)
Diluted income (loss) per share	0.01	(0.00)	(0.00)	(0.00)
Operating cash flow	463	(105)	(386)	(792)
Total assets	131,732	74,848	74,975	74,814
Total long-term liabilities	-	-	-	-

(in $000s)	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	Mar. 31, 2009

Gold ounces	-	-	-	-
Gold sales	$-	$ -	$ -	$ -
Net income (loss)	(954)	32	1,925	(142)
Basic income (loss) per share	(0.00)	0.00	0.02	(0.01)
Diluted income (loss) per share	(0.00)	0.00	0.02	(0.01)
Operating cash flow	(549)	(469)	134	(93)
Total assets	74,137	42,111	41,761	1,154
Total long-term liabilities	-	-	-	-

The quarter ended March 31, 2009 has been restated and translated from Canadian dollars to U.S. dollars as the Company changed its reporting currency to the U.S. dollar starting April 1, 2009.

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THREE MONTHS ENDED DECEMBER 31, 2010 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2010

The Company earned net income of $3.7 million for the three months ended December 31, 2010 compared to a net loss of $0.2 million for the three months ended September 30, 2010. During the three months ended December 31, 2010, the Company earned $3.7 million of net income primarily due to earnings from operations of $1.6 million from the sale of 1,939 ounces of gold and a foreign exchange gain of $1.4 million from the Company holding a portion of its cash in Canadian dollars while the Canadian dollar appreciated in value against the U.S. dollar, the Company’s functional currency. During the three months ended September 30, 2010, the Company incurred a net loss of $0.2 million primarily due to lower earnings from operations of $0.2 million from the sale of 257 ounces of gold as the Aurizona Mine, Santa Elena Mine, and Summit Mine began initial production.

THREE MONTHS ENDED DECEMBER 31, 2010 COMPARED TO REMAINING QUARTERS

During the three months ended June 30, 2010, the Company incurred a net loss of $0.4 million primarily due to lower earnings from operations of $0.1 million from the sale of 126 ounces of gold, compared to earnings from operations of $1.6 million, from the sale of 1,939 ounces of gold during the three months ended December 31, 2010. The Company did not have any gold sales prior to the three months ended June 30, 2010. Therefore previous quarter results are not comparable to the quarters ended June 30, 2010 and thereafter.

CHANGE IN TOTAL ASSETS

Total assets at December 31, 2010 increased primarily due to the equity financing completed on October 19, 2010 where net proceeds of $51.4 million were raised. Total assets increased during the three months ended December 31, 2009, compared to prior periods, due to the Company completing an equity financing on October 14, 2009 for net proceeds of $32.8 million. In addition, total assets increased during the three months ended June 30, 2009 due to the Company completing an equity financing on April 23, 2009 for net proceeds of $35.3 million.

NON-GAAP MEASURES

The Company has included in this MD&A a non-GAAP performance measure of total cash costs. This non-GAAP measure does not have any standardized meaning prescribed by GAAP, nor is it necessarily comparable with similar measures provided by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use this information to evaluate the Company’s performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s total cash costs were equivalent to the Company’s costs of sales in accordance with GAAP.

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LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2010, the Company had cash of $28.5 million (December 31, 2009 - $36.7 million) and working capital of $27.9 million (December 31, 2009 - $36.2 million). Cash decreased from December 31, 2009 due to Sandstorm making payments of $7.0 million to Rambler and $56.3 million to Brigus as upfront payments in connection with their respective Gold Streams, which was partially offset by Sand-storm completing an equity financing for net proceeds of $51.4 million.

Subsequent to December 31, 2010, the Company paid Rambler $7.0 million and paid Metanor $5.0 million for partial upfront payments. Of the remaining working capital on hand, the Company has further upfront payment commitments to Rambler of $6.0 million and to Metanor of $15.0 million which are due in 2011. The commitments will use up working capital on hand as of December 31, 2010 and the Company plans on funding the remaining commitments using working capital generated during 2011 from gold sales.

CONTRACTUAL OBLIGATIONS

In connection with the Aurizona Gold Stream, the Company has committed to purchase 17% of the life of mine gold produced by the Aurizona Mine for a per ounce cash payment of the lesser of $400 (subject to a 1% annual inflationary adjustment beginning on February 9, 2014) and the then prevailing market price of gold.

In connection with the Santa Elena Gold Stream, the Company has committed to purchase 20% of the life of mine gold produced by the Santa Elena Mine for a per ounce cash payment of the lesser of $350 (subject to a 1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production (an “Inflationary Adjustment”)) and the then prevailing market price of gold.

In connection with the Summit Gold Stream, the Company has committed to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter, by the Summit Mine for a per ounce cash payment of the lesser of $400 (subject to an Inflationary Adjustment) and the then prevailing market price per ounce of gold.

In connection with the Ming Gold Stream, the Company has committed to make additional upfront payments totalling $13.0 million once certain funding conditions have been achieved. Subsequent to December 31, 2010, the Company paid Rambler $7.0 million and is committed to make the remaining payment of $6.0 million once Rambler receives all necessary permits required to construct and operate the Ming Mine. There are no ongoing per ounce payments in connection with this Gold Stream.

In connection with the Brigus Gold Stream, the Company has committed to purchase 12% of the life of mine gold produced by the Black Fox Mine for a per ounce cash payment of the lesser of $500 (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum) and the then prevailing market price of gold.

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SHARE CAPITAL

As of March 3, 2011, the Company had 318,063,147 common shares outstanding.

A summary of the Company’s outstanding share purchase options as of March 3, 2011 are as follows:

Outstanding	Vested	Exercise Price (C$)	Expiry Date

40,000	40,000	$0.10	July 31, 2012
3,600,000	2,400,000	$0.45	June 16, 2014
700,000	466,667	$0.44	July 6, 2014
2,000,000	1,333,334	$0.435	July 28, 2014
100,000	33,334	$0.67	May 19, 2015
6,830,000	-	$0.68	November 26, 2015

13,270,000	4,273,335

A summary of the Company’s outstanding share purchase warrants as of March 3, 2011 are as follows:

	Warrants Outstanding	Exercise Price	Expiry Date

SSL.WT	99,344,186	$0.60	April 23, 2014
SSL.WT.A	19,692,025	$1.00	October 19, 2015

	119,036,211

The Company issued 7,014,574 compensation warrants (the “Compensation Warrants”) to agents in 2009. Each Compensation Warrant entitles the holder to acquire one unit comprised of one common share of the Company and one-half of a share purchase warrant. Each Compensation Warrant has an exercise price of $0.33 and all of the Compensation Warrants were outstanding as of March 3, 2011. Each whole share purchase warrant issued upon exercise of the Compensation Warrants will entitle the holder to purchase one common share at a price of $0.60 until April 23, 2014.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010 the Company incurred expenses of $202,864 for rent, office costs, and administrative support services (nine months ended December 31, 2009 - $82,345) to a company controlled by a current director, David DeWitt, and a former director, Marcel de Groot. The transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

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FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, and accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

CREDIT RISK

The Company’s credit risk is limited to cash and trade receivables held in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings and the balance of trade receivables owed the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

CURRENCY RISK

The Company is exposed to the fluctuations of the Canadian to U.S. dollar as from time to time, it completes equity financings denominated in the Canadian dollar and trades the Canadian dollar proceeds to the U.S. dollar. During the year ended December 31, 2010, conversion of the Canadian dollar to the U.S. dollar from equity financing resulted in a foreign exchange gain of $1.4 million (nine months ended December 31, 2009 - $2.4 million). As of December 31, 2010 and December 31, 2009, the Company held an insignificant portion of its financial instruments in Canadian dollars and was not exposed to significant currency risk.

OTHER RISKS

The Company is not subject to significant interest rate, liquidity, or other price risks and the Company’s exposure to these risks has not changed significantly from the prior year.

RISKS TO SANDSTORM

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s short-form prospectus dated October 13, 2010, which is available on www.sedar.com.

RISKS RELATING TO MINERAL PROJECTS

To the extent that they relate to the production of gold from, or the operation of, the Aurizona Mine, the Santa Elena Mine, the Summit Mine, the Ming Mine, the Black Fox Mine, and the Bachelor Lake Mine (the “Mines”), the Company will be subject to the risk factors applicable to the operators of such Mines.

NO CONTROL OVER MINING OPERATIONS

The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence

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commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations.

GOVERNMENT REGULATIONS

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

INTERNATIONAL OPERATIONS

The Aurizona Mine is located in Brazil, the Santa Elena Mine is located in Mexico, the Summit Mine is located in the United States of America, and each of the Ming Mine, the Black Fox Mine, and Bachelor Lake Mine is located in Canada and as such the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Brazil, the United States of America or Canada may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

INCOME TAXES

The Company has incorporated a subsidiary in Barbados, Sandstorm Gold (Barbados) Limited, which entered into Gold Streams in connection with the Aurizona, Santa Elena, and Summit transactions. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s future profits being subject to taxation.

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COMMODITY PRICES

The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price of gold. The price of gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. In the event that the prevailing market price of gold is less than $500 per ounce (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum) in the case of the Brigus Gold Stream, $500 per ounce in the case of the Bachelor Lake Gold Stream, $400 per ounce (subject to a 1% annual inflationary adjustment beginning on February 9, 2014) in the case of the Aurizona Gold Stream, $400 per ounce (subject to an Inflationary Adjustment) in the case of the Summit Gold Streams and $350 per ounce (subject to an Inflationary Adjustment) in the case of the Santa Elena Gold Stream, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings on those Gold Streams.

CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

Effective April 1, 2009, the Company changed from a Canadian dollar functional and reporting currency to a U.S. dollar functional and reporting currency. All subsidiaries of the Company measure transactions in a U.S. dollar functional currency. As a result, all comparative amounts were restated to the U.S. dollar. Comparative assets and liabilities were translated using the closing rate at the balance sheet date and comparative equity, income, and expenses were translated at the exchange rates at the dates of the transactions. All resulting exchange differences were recognized in other comprehensive loss.

The Company has elected to report its Canadian federal taxes using a U.S. dollar functional currency.

CHANGES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests. Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

These standards are effective January 1, 2011. Early adoption of the Sections is permitted however all three Sections must be adopted at the same time.

SANDSTORM GOLD LTD. | 15

In June 2009, the CICA amended Handbook Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are effective January 1, 2011. Early adoption is permitted.

The Company has elected to early adopt the above changes in accounting policies effective January 1, 2010. The early adoption of these changes had no material impact on the Company.

FUTURE CHANGES IN ACCOUNTING POLICIES

The Company is required to adopt IFRS on January 1, 2011 which will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and as of January 1, 2010.

To prepare for the conversion to IFRS, the following plan was developed:

A)          Phase 1: Scope and Plan

The Company has ongoing training for appropriate personnel on IFRS standards and an assessment on the impact of the IFRS conversion on the Company’s opening financial position has been completed. This assessment identified three major differences between the Company’s current accounting policies under GAAP and those the Company is required to apply under IFRS as they exist at March 3, 2011. These differences are discussed below. IFRS standards may change prior to the Company’s adoption of IFRS and this may impact the assessment. The Company does not anticipate any significant changes to its information technology, internal controls over financial reporting, business activities, nor disclosure controls and procedures from the conversion to IFRS. The Company will review and update the IFRS conversion plan as required.

B)        Phase 2: Design and Build

Based on a detailed review of IFRS standards, the Company has made selections of accounting policies and procedures where a choice was available, has quantified the impact on key line items and disclosures, and prepared draft financial statements under IFRS. IFRS standards may change prior to the Company’s adoption of IFRS and this may impact the selection of accounting policies and draft disclosures.

C)        Phase 3: Implement and Review

The Company will implement new accounting policies under IFRS and prepare and report consolidated financial statements under IFRS.

The Company has achieved its milestones to date under its IFRS conversion plan. The Company will continue to monitor and report on its conversion to IFRS according to its conversion plan.

SANDSTORM GOLD LTD. | 16

Major Identified Differences:

A)          Share purchase warrants with an exercise price denominated in Canadian dollars

Under GAAP, warrants are accounted for at their carrying value within shareholders’ equity. Under IFRS, warrants that have an exercise price denominated in a currency other than the Company’s functional currency meet the definition of a derivative liability and are recorded as a financial liability and are marked-to-market each period. The warrants issued in the April 2008 private placement (the “April 2008 Warrants”) have an exercise price denominated in Canadian dollars, which was the Company’s functional currency when these warrants were issued. Effective April 1, 2009, the Company changed its functional currency from the Canadian dollar to the U.S. dollar, and in accordance with IFRS, the April 2008 Warrants ceased to meet the definition of an equity instrument and will be recorded at fair value as a derivative liability, with the difference between the fair value and the carrying value, upon transition, being recognized in equity. Subsequent changes in the fair value of the April 2008 Warrants will be recognized as gains or losses in the Statement of Comprehensive Income (Loss) until they were fully exercised by April 2010.

The Company will rely on the exemption for first-time adoption of IFRS under IFRS 1: First-time adoption of IFRS not to recognize any financial liabilities resulting from its warrants issued prior to January 1, 2010 with an exercise price denominated in Canadian dollar, which differs from its functional currency, which were all derecognized through exercises prior to January 1, 2010.

B)        Recognition of previous financing costs as a future income tax asset

During the year ended December 31, 2010, the Company recognized a future income tax asset for financing costs incurred prior to 2010. Prior to 2010, the Company applied a full valuation allowance against these future income tax benefits. Under GAAP, the impact of recognizing a future income tax asset related to financing costs is recognized in the Statement of Comprehensive Income (Loss), however, under IFRS, the recognition of such future income tax benefit is offset against financing costs in the Statement of Shareholders’ Equity. This difference will result in a reclassification of $0.9 million from retained earnings (deficit) to share capital as of December 31, 2010 and an adjustment of $0.9 million from comprehensive income (loss) to share capital for the year ended December 31, 2010.

C)        Impairment of mineral interests

Under GAAP, the Company tests its mineral interests for impairment by first testing for recoverability by comparing the carrying value of each Gold Stream to the undiscounted future cash flows. Under IFRS, the Company must compare the carrying amount to the higher of the fair value (less costs to sell) and the value in use. Fair value is computed using discounted future cash flows. While the change in impairment testing will not have an impact on the Company’s opening financial position at January 1, 2010 or at December 31, 2010, it is a significant change in accounting policy. This difference could lead to volatility of earnings in future periods.

SANDSTORM GOLD LTD. | 17

Impact of differences:

The Company estimates the impact of the accounting policies differences as compared to its financial statements previously reported under GAAP to be as follows:

(in 000s)	December 31, 2010	January 1, 2010

Total liabilities under GAAP	$806	$570
Adjustments for differing accounting treatment:
Warrant liability	-	4,657

Total liabilities under IFRS	$806	$5,227

(in 000s)	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	Mar. 31, 2010	Jan. 1, 2010

Total equity under GAAP	$130,926	$74,720	$74,867	$74,574	$73,567
Adjustment for differing accounting treatment:
Warrant liability	-	-	-	(3,608)	(4,657)

Total equity under IFRS	$130,926	$74,720	$74,867	$70,966	$68,910

	Year Ended	9 Months Ended	6 Months Ended	3 Months Ended
(in 000s)	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	March 31, 2010

Net income (loss) under GAAP	$2,399	$(225)	$(1,044)	$(652)
Adjustments for differing accounting treatment:
Warrant liability	(4,303)	(4,303)	(4,303)	(3,630)
Financing costs	(933)	-	-	-

Net loss under IFRS	$(2,837)	$(4,528)	$(5,347)	$(4,282)

The losses on the warrant liability are a result of an increasing share price during the periods. These losses have no cash impact and all Canadian dollar denominated warrants were exercised by June 30, 2010.

SANDSTORM GOLD LTD. | 18

RESERVES AND RESOURCES

The Reserves and Resources in this MD&A reflect the reserves and resources for the mines at which the Company has Gold Streams, adjusted where applicable to reflect the Company’s percentage entitlement to gold produced from the mines.

Proven and Probable Reserves Attributable to Sandstorm (1)

	Proven			Probable			Proven & Probable

	Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained
	kt	g/t	oz	kt	g/t	oz	kt	g/t	oz
Aurizona (3,4,6-8,10-14)	241	1.46	11,390	2,677	1.36	112,880	2,918	1.37	124,270
Santa Elena (18,20,21,22,24,26)	--	--	--	1,308	1.61	67,920	1,308	1.61	67,920
Ming (32,33,35-37)	209	3.24	21,636	183	2.61	15,340	392	2.40	36,976
Black Fox – Stockpile & Open Pit (42,43,45,47,49,50)	42	1.60	2,214	379	3.20	39,350	421	3.04	41,565
Black Fox – Under- ground (42,44,45,47,49,50)	--	--	--	352	5.90	67,201	352	5.90	67,201
Bachelor Lake (50-52)	39	8.33	10,349	130	7.10	29,687	168	7.38	40,036

Total			45,589			332,378			377,968

Measured and Indicated Resources Attributable to Sandstorm (1,2)

Measures and Indicated Resources attributable to Sandstorm are not summed as some mines report their resources inclusive of reserves whereas others report their resources exclusive of reserves. Please refer to the notes specific for each mine for further details.

	Measured			Indicated			Measured & Indicated

	Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained	Tonnes	Grade Au	Contained
	kt	g/t	oz	kt	g/t	oz	kt	g/t	oz
Aurizona (5,9,15,16)	255	1.44	11,730	3,336	1.29	142,001	3,591	1.33	153,731
Santa Elena (17,19,23-27)	--	--	--	432	2.75	38,133	432	2.75	38,133
Santa Elena - Under - ground (17,19,23,24,28-30)	--	--	--	217	2.10	14,647	217	2.10	14,647
Ming (31,32,34,38-40)	411	2.47	32,664	3,004	0.35	34,262	3,415	0.61	66,925
Black Fox – Open Pit (41-43,45-48)	--	--	--	380	4.40	54,264	380	4.40	54,264
Black Fox – Under -ground (41,42,44-48)	--	--	--	301	7.20	69,502	301	7.20	69,502

Bachelor Lake (49-51)	39	8.80	10,901	130	7.49	31,270	169	7.79	42,171

SANDSTORM GOLD LTD. | 19

Inferred Resources to Sandstorm (1,2)

		Inferred

	Tonnes kt	Grade Au g/t	Contained oz
Aurizona (5,9,15,16)	1,859	1.14	68,340
Santa Elena (17,19,23-27)	652	1.11	23,247
Santa Elena - Underground (17,19,23,24,27,28-30)	270	1.94	16,811
Ming (31,32,34,38-40)	591	1.83	34,695
Black Fox – Open Pit (41-43,45-48)	80	2.60	6,717
Black Fox – Underground (41,42,44-48)	14	5.80	2,585
Bachelor Lake (49-51)	85	6.52	17,873

Total			170,268

Notes:

1.                  All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.

2.                  Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

For the Aurizona Mine:

3.                  Aurizona Mineral Reserves are fully included in the Mineral Resources.

4.                  Aurizona Reserves are reported as of July 13, 2010.

5.                  Aurizona Resources are reported as of January 15, 2009.

6.                  The mineral reserve estimates set out in the table above have been prepared by Bret C. Swanson, MAusIMM, of SRK, who is a qualified person under NI 43-101. The mineral reserves are classified as proven and probable and are based on the CIM Standards.

7.                  Reserves based on a gold price of $750 per ounce.

8.                  Full mining recovery is assumed.

9.                  The mineral resource estimates set out in the table above have been prepared by Leah Mach, C.P.G., M.Sc., Principal Resource Geologist of SRK, who is a qualified person under NI 43-101. The mineral resources are classified as measured, indicated and inferred and are based on the CIM Standards.

10.          Mine reserves are diluted along mineralized boundary to block model SMU of 10mx10mx6m.

11.          An internal CoG of 0.35g/tAu was used on Saprolite Rock within the pit design; an internal CoG of 0.37g/t-Au was used on Transition Rock within the pit design; an internal CoG of 0.41g/t-Au was used on Fresh Rock within the pit design.

12.          Internal CoG determination includes metallurgical recoveries of 95% in Saprolite, 93% in Transition, and 91% in Fresh ore.

13.          Saprolite is rock between topography and an interpreted floor surface marking the change from highly to moderately weathered rock; Transition is rock between an (upper) interpreted Saprolite floor surface and an interpreted moderately weathered rock floor surface; and Fresh rock is rock below an (upper) interpreted Transition floor surface.

14.          Gold ounces do not include metallurgical recovery losses.

15.          Based on 0.3 grams per tonne cut-off grade.

16.          Numbers have been rounded.

SANDSTORM GOLD LTD. | 20

For the Santa Elena Mine:

17.          Santa Elena Mineral Resources are exclusive of Mineral Reserves.

18.          Santa Elena Reserves are reported as of August 2008.

19.          Santa Elena Resources are reported as of January 2009.

20.          The mineral reserve estimates set out in the table above have been prepared by Graham G. Clow, P.Eng., Principal Mining Engineer at SWRPA, David W. Rennie, P.Eng., Principal Geologist at SWRPA, and C. Stewart Wallis, P.Geo., Associate Consulting Geologist at SWRPA, whom are independent qualified persons under NI 43-101. The mineral reserves are classified as probable and are based on the CIM Standards.

21.          Mineral reserves are estimated at a cut-off grade of 0.5 grams of gold per tonne.

22.          Mineral reserves are estimated using a long-term gold price of $765 per ounce, a long-term silver price of $11.95 per ounce and a US$/peso exchange rate of 1:10.58.

23.          The mineral resource estimates set out in the table above have been prepared by Nathan Eric Fier, C.P.G., P.Eng., Chief Operating Officer of SilverCrest, who is a qualified person under NI 43-101. The mineral resources are classified as indicated and inferred and are based on the CIM Standards.

24.          Composites capped at 12 grams of gold per tonne and 300 grams of silver per tonne.

25.          Cut-off grade of 0.5 grams of gold equivalent per tonne.

26.          Numbers have been rounded.

27.          Mineral resources are estimated at a cut-off grade of 0.5 g/t Au equivalent at a ratio of 64:1 using a 100% metallurgical recovery.

28.          Underground mineral resources are estimated at a cut-off grade of 1.75 g/t Au equivalent at a ratio of 83:1 (Ag:Au) using a 94% Au recovery and 80% Ag recovery.

29.          Mineral resources are estimated using a long-term gold price of $850 per ounce, a long-term silver price of $12 per ounce and a US$/peso exchange rate of 1:10.58.

30.          Minimum mining width of 2 metres.

For the Ming Mine:

31.          Ming Mineral Reserves are fully included in the Mineral Resources.

32.          Ming Reserves and Resources are reported as of August 9, 2010.

33.          The mineral reserves have been reviewed and verified by George Darling, P.Eng., who is a qualified person under NI 43-101.

34.          The mineral resource estimates have been reviewed and verified by Dave Barbour, P.Geo., who is a qualified person under NI 43-101.

35.          No inferred material is included in the reserve tabulation.

36.          An underground cut-off was set at $70 per tonne for all longhole mining methods.

37.          Cut-off reserves are based on 15% dilution, 90% mining recovery, copper recovery of 92.4%, and gold recovery of 66.4%.

38.          Cut-off grades of 1.0 per cent copper for the massive sulphides, 1.25 grams per tonne of gold for the 1806 zone, and 1.25 per cent copper for the stringer sulphides.

39.          Mineral resources are estimated using long-term prices of $2.50 per pound of copper, $1,000 per ounce of gold, and $15 per ounce of silver. Zinc does not contribute to the revenues.

40.          Numbers have been rounded,

SANDSTORM GOLD LTD. | 21

For the Black Fox Mine:

41.          Black Fox Mineral Reserves are fully included in the Mineral Resources.

42.          Black Fox Reserves and Resources are reported as of October 31, 2010.

43.          The mineral reserves and resources have been reviewed and verified by Tim Maunula, P. Geo., who is a qualified person under NI 43-101.

44.          Cut-off grade for the open-pit reserves and resources is 0.88 g/t Au.

45.          Cut-off grade for the underground reserves and resources is 2.54 g/t Au.

46.          Metal prices used for initial cut-off calculations are $1,150 per ounce for 88% of the gold sold and $500 per ounce of gold sold through the Black Fox Gold Stream.

47.          The estimated underground reserves include 10% unplanned dilution at 0 g/t from the backfill and 15% planned dilution at 1 g/t from the walls for a total dilution of 25%. The estimated open pit reserves include 30% dilution at 0 g/t and a 95% mining recovery factor for both. The higher average gold grades for the open pit and underground in the Indicated Resources compared to the Probable Reserves are the result of no dilution being applied to Indicated Resources.

48.          The mineral resources were estimated using the ordinary kriging method.

49.          The mineral reserves were estimated from the life of mine plan, which defined sustaining capital requirements and mine operating costs, to demonstrate that these reserves can be economically extracted and processed. Mining losses and dilution were determined based on sub-surface geotechnical conditions, the mining method and equipment capabilities for each area of the mine.

50.          Contained metal in estimated reserves remains subject to metallurgical recovery losses.

For the Bachelor Lake Mine:

51.          Bachelor Lake Mineral Reserves are fully included in the Mineral Resources.

52.          Bachelor Lake Reserves and Resources are reported as of December, 2010.

53.          The mineral reserves and resources have been reviewed and verified by Pascal Hamelin, P. Eng., Ing, who is a qualified person under NI 43-101.

54.          The underground mineral reserves have been calculated using a cut-off grade of 3.43 g/t, recovery of 90%, and dilution of 10% in the stoping areas.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

For further details regarding the Aurizona Mine, the Ming Mine, the Black Fox Mine, or the Bachelor Lake Mine, refer to the NI 43-101 Technical Reports, available under the Company’s profile at www.sedar.com. For further details regarding the Santa Elena Project, refer to the Pre-Feasibility Study and the Technical Report for the Santa Elena Project, available under the Company’s profile at www.sedar.com. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

SANDSTORM GOLD LTD. | 22

FORWARD LOOKING STATEMENTS

This MD&A contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; delays in the construction of the Ming Mine or Bachelor Lake Mine; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm’s existing six Gold Streams well as its future outlook, the mineral reserve and mineral resource estimates for each of the Aurizona Mine, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, and the Bachelor Lake Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

SANDSTORM GOLD LTD. | 23

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Sandstorm Gold Ltd. (formerly Sandstorm Resources Ltd.)

We have audited the accompanying consolidated financial statements of Sandstorm Gold Ltd. (formerly Sandstorm Resources Ltd.), which comprise the consolidated balance sheet as at December 31, 2010, and the consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for the year then ended, and the notes to the consolidated financial statements.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

SANDSTORM GOLD LTD. | 24

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sandstorm Gold Ltd. (formerly Sandstorm Resources Ltd.) as at December 31, 2010 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Other matter

The consolidated balance sheet as at December 31, 2009 and the consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for the nine months then ended were audited by another auditor who issued an unmodified opinion on February 9, 2010.

Chartered Accountants

Vancouver, Canada

March 3, 2011

SANDSTORM GOLD LTD. | 25

[Sandstorm Gold Logo]

CONSOLIDATED BALANCE SHEETS

Expressed in U.S. dollars (000s)

		December 31,	December 31,
ASSETS	Note	2010	2009

Current

Cash		$28,533	$36,709

Receivables		136	25

Prepaid expenses		21	27

		28,690	36,761

Deferred charges and other		34	3

Future income tax asset	8	2,438	--

Mineral interests	6	100,570	37,373

		$131,732	$74,137

LIABILITIES

Current

Accounts payable and accrued liabilities		$806	$570

SHAREHOLDERS’ EQUITY

Share capital	7	107,740	57,364

Contributed surplus	7	20,474	15,890

Accumulated other comprehensive loss		(213)	(213)

Retained earnings		2,925	526

		130,926	73,567

		$131,732	$74,137

Contractual obligations (Note 13)

Subsequent Event (Note 15)

ON BEHALF OF THE BOARD:

“Nolan Watson”                 , Director

“David DeWitt”                 , Director

– The accompanying notes are an integral part of these consolidated financial statements –

SANDSTORM GOLD LTD. | 26

[Sandstorm Gold Logo]

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

Expressed in U.S. dollars (000s)

		Year ended	Nine months ended
	Note	December 31, 2010	December 31, 2009

Sales		$3,148	$-

Cost of sales		919	-

Depletion		344	-

		(1,263)	-

Earnings from operations		1,885	-

Expenses

Exploration		-	174

General and administrative		1,252	705

Professional fees		155	140

Project evaluation		274	79

Spin-out of Sandstorm Metals & Energy fees	14	241	-

Stock-based compensation	7	589	459

Total expenses		(2,511)	(1,557)

Other items

Foreign exchange gain		1,376	2,528

Interest income		96	32

Total other items		1,472	2,560

Income before taxes		846	1,003

Future income tax recovery	8	1,553	-

Income and comprehensive income for the period		$2,399	$1,003

Basic earnings per share		$0.01	$0.01

Diluted earnings per share		$0.01	$0.01

Weighted average number of common shares

Basic	7	252,554,473	156,042,017

Diluted	7	275,090,478	165,991,253

– The accompanying notes are an integral part of these consolidated financial statements –

SANDSTORM GOLD LTD. | 27

[Sandstorm Gold Logo]

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in U.S. dollars (000s)

		Year ended	Nine months ended
	Note	December 31, 2010	December 31, 2009

Cash provided by (used in):

Operating activities

Income for the period		$2,399	$1,003

Items not affecting cash:

Depreciation and depletion		347	1

Future income tax recovery		(1,553)

Exploration expense paid by share issuance		-	44

Stock-based compensation		589	459

Unrealized foreign exchange and realized foreign exchange on cash		(1,375)	(2,597)

Changes in non-cash working capital	9	56	206

		463	(884)

Investing Activities

Mineral Interests		(63,510)	(34,151)

Fixed Assets		-	(2)

Deferred charges – potential mineral interests		(4)	-

		(63,514)	(34,153)

Financing activities

Share and warrant issue proceeds		58,839	73,825

Warrants and options exercised		2,566	20

Share issuance costs		(4,417)	(5,484)

Spin-out of shares held in Sandstorm Metals & Energy Ltd. to shareholders – cash payment		(493)	-

		53,495	68,361

Effect of exchange rate changes on cash		1,380	2,592

Net (decrease) increase in cash		(8,176)	35,916

Cash – beginning of period		36,709	793

Cash - end of period		$28,533	$36,709

See Note 9 for supplemental cash flow information

– The accompanying notes are an integral part of these consolidated financial statements –

SANDSTORM GOLD LTD. | 28

[Sandstorm Gold Logo]

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Expressed in U.S. dollars (000s)

	Common Shares		Contributed Surplus				Accumulated
						Retained	Other
					Compensation	Earnings	Comprehensive
	Number	Amount	Options	Warrants	Warrants	(Deficit)	Loss	Total

At March 31, 2009[1]	17,926,000	$ 1,060	$ 8	$ 442	$ -	$ (477)	$ (213)	$ 820
Public offering	198,688,380	60,877	-	12,948	-	-	-	73,825
Compensation	-		-	-		-	-	-
warrants issued		(2,045)			2,045
Share issue costs	-	(5,716)	-	-	-	-	-	(5,716)
Shares issued for	9,000,000	3,112	-	-	-	-	-	3,112
mineral interests
Shares issued for	100,000	45	-	-	-	-	-	45
option payment
Options exercised	60,000	10	(5)	-	-	-	-	5
Warrants	164,000	21	-	(7)	-	-	-	14
exercised
Stock based compensation	-	-	459	-	-	-	-	459
Net income	-	-	-	-	-	1,003	-	1,003

At December 31, 2009	225,938,380	$ 57,364	$ 462	$ 13,383	$2,045	$ 526	$ (213)	$ 73,567
Public offering	78,768,100	51,409	-	4,430	-	-	-	55,839
Spin-out of	-	(502)	-	-	-	-	-	(502)
subsidiary
Share issue costs	-	(4,417)	-	-	-	-	-	(4,417)
Future income tax	-	885	-	-	-	-	-	885
recovery of issue costs
Options exercised	6,667	3	-	-	-	-	-	3
Warrants	13,350,000	2,998	-	(435)	-	-	-	2,563
exercised
Stock based compensation	-	-	589	-	-	-	-	589
Net income	-	-	-	-	-	2,399	-	2,399
At December 31, 2010	318,063,147	$107,740	$1,051	$ 17,378	$2,045	$ 2,925	$ (213)	$130,926

As at December 31, 2010, the total retained earnings and accumulated other comprehensive loss was $2,712 (December 31, 2009 - $313).

1) Translated (Note 4)

– The accompanying notes are an integral part of these consolidated financial statements –

SANDSTORM GOLD LTD. | 29

[Sandstorm Gold Logo]	[Formerly Sandstorm Resources Ltd.]	DECEMBER 31, 2010 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED IN U.S. DOLLARS

1.     NATURE OF OPERATIONS

Sandstorm Gold Ltd. (“Sandstorm” or “the Company”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007 under the name Sandstorm Resources Ltd. Effective February 17, 2011, the Company changed its name to Sandstorm Gold Ltd. The Company is a resource based company that seeks to acquire gold streams (“Gold Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce, a percentage of a mine’s gold production for the life of the mine.

The head office, principal address and registered office of the Company are located at Suite 1050, 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

2.     SIGNIFICANT ACCOUNTING POLICIES

A)      BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The Company changed its fiscal year-end date to be December 31, resulting in a nine-month transition year from April 1, 2009 to December 31, 2009. The Company’s reporting currency has been changed effective April 1, 2009 from the Canadian dollar to the U.S. dollar.

B)        PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Sandstorm Gold (Barbados) Limited, Sandstorm Gold (Canada) Ltd, Sandstorm Gold (Canada) Holdings Ltd., and Sandstorm Gold (US) Inc. All intercompany transactions and balances have been eliminated.

C)        USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes to the financial statements. Significant areas where management’s judgment is applied are future income taxes and the recognition, impairment, and depletion expense of mineral interests, and the allocation between depletable and non-depletable mineral interests. Actual results may differ from those estimates.

D)        FOREIGN CURRENCY TRANSLATION

The reporting and the functional currency of the Company and its subsidiaries is the U.S. dollar as this is the principal currency of the economic environment in which they operate. Transactions in foreign currencies are initially recorded at the functional currency rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the functional currency rate as at the reporting date.

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[Sandstorm Gold Logo]	[Formerly Sandstorm Resources Ltd.]	DECEMBER 31, 2010 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED IN U.S. DOLLARS

E)            FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, and accounts payable and accrued liabilities. All financial instruments are initially recorded at fair value and designated as follows:

Cash is classified as “Held-for-Trading”. Receivables are classified as “Loans and Receivables”. Due to their short-term nature and capacity for prompt liquidation, their fair value equals their carrying value. Accounts payable and accrued liabilities are classified as “Other Financial Liabilities”. These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

All gains and losses as a result of changes in fair value of held-for-trading assets are included in net income in the year they occur.

F)             MINERAL INTERESTS

Agreements for which settlements are called for in gold, the amount of which is based on production at the mines, are recorded at cost. The cost of these assets is separately allocated to reserves, resources, and exploration potential. The value allocated to reserves is classified as depletable and is depreciated on a unit-of-delivered basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves.

Evaluation of the carrying values of each mineral interest agreement are undertaken each year and when events or changes in circumstances indicate that the carrying values may not be recoverable to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices, and purchase costs. If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations.

Exploration costs are expensed as incurred.

G)          INCOME TAXES

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are enacted or substantively enacted by the reporting date.

The liability method is used for determining future income taxes. Under the liability method, the change in the net future income tax asset or liability is included in income. The income tax effects of differences in accordance with Company accounting practices, and the periods they

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[Sandstorm Gold Logo]	[Formerly Sandstorm Resources Ltd.]	DECEMBER 31, 2010 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED IN U.S. DOLLARS

are recognized for income tax purposes, as well as the benefit of losses available to be carried forward to future years, are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future tax asset if it is not more likely than not to be realized.

H)           SHARE CAPITAL

The proceeds from the issue of units are allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values. The fair value of common shares is based on the market closing price on the date the units are issued and the fair value of common share purchase warrants is determined using the quoted market price or if the warrants are not traded, the Black-Scholes pricing model.

Equity instruments issued to agents as financing costs are measured at their fair value at the date of grant.

I)                  REVENUE RECOGNITION

Revenue from the sale of precious metals is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of gold may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement.

J)              EARNINGS PER SHARE

Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the period, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

K)           STOCK-BASED COMPENSATION

All stock-based awards are measured and recognized at their fair value determined using the Black-Scholes option pricing model. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete, the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of options is accrued and charged to operations on a graded basis over the vesting period with the offsetting credit to contributed surplus. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

SANDSTORM GOLD LTD. | 32

[Sandstorm Gold Logo]	[Formerly Sandstorm Resources Ltd.]	DECEMBER 31, 2010 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED IN U.S. DOLLARS

Forfeitures are estimated at grant date and revised for actual experiences in subsequent periods. No expense is recognized for awards that do not ultimately vest.

L)             CHANGES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests. Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

These standards are effective January 1, 2011. Early adoption of the Sections is permitted but all three Sections must be adopted at the same time.

In June 2009, the CICA amended Handbook Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are effective January 1, 2011. Early adoption is permitted.

The Company has elected to early adopt the above changes in accounting policies effective January 1, 2010. The early adoption of these changes had no material impact on the Company.

3.   FUTURE CHANGES IN ACCOUNTING POLICIES

The Company is required to adopt IFRS on January 1, 2011 which will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and as of January 1, 2010.

4.   CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

Effective April 1, 2009, the Company changed from a Canadian dollar functional and reporting currency to a U.S. dollar functional and reporting currency. All subsidiaries of the Company measure transactions in a U.S. dollar functional currency. As a result, all comparative amounts were restated to the U.S. dollar. Comparative assets and liabilities were translated using the closing rate at the balance sheet date and comparative equity, income, and expenses were translated at the exchange rates at the dates of the transactions. All resulting exchange differences were recognized in other comprehensive loss.

SANDSTORM GOLD LTD. | 33

[Sandstorm Gold Logo]	[Formerly Sandstorm Resources Ltd.]	DECEMBER 31, 2010 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED IN U.S. DOLLARS

5.    FAIR VALUE OF FINANCIAL INSTRUMENTS

FAIR VALUE HIERARCHY

The fair value hierarchy established by amended CICA Handbook Section 3862, Financial Instruments – Disclosures, establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3 – Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

As at December 31, 2010, cash was classified under Level 1.

CAPITAL RISK MANAGEMENT

The Company’s objective of capital management is to ensure that it will be able to continue as a going concern and identify, evaluate, and acquire Gold Streams. The capital of the Company consists of shareholders’ equity. The Company is meeting its capital risk objectives by raising, from time to time, the required funds. The Company expects to continue to raise funds to continue meeting its capital management objectives. The Company is not subject to externally imposed capital requirements.

CREDIT RISK

The Company credit risk is limited to cash and trade receivables held in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings and the balance of trade receivables owed the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

CURRENCY RISK

The Company is exposed to the fluctuations of the Canadian to U.S. dollar as from time to time, it completes equity financings denominated in the Canadian dollar and trades the Canadian dollar proceeds to the U.S. dollar. During the year ended December 31, 2010, conversion of the Canadian dollar to the U.S. dollar from equity financing resulted in a foreign exchange gain of $1.4 million (nine months ended December 31, 2009 - $2.4 million). As of December 31, 2010 and December 31, 2009, the Company held an insignificant portion of its financial instruments in Canadian dollars and was not exposed to significant currency risk.

SANDSTORM GOLD LTD. | 34

[Sandstorm Gold Logo]	[Formerly Sandstorm Resources Ltd.]	DECEMBER 31, 2010 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED IN U.S. DOLLARS

OTHER RISKS

The Company is not subject to significant interest rate, liquidity, or other price risks and the Company’s exposures to these risks has not changed significantly from the prior year.

6.    MINERAL INTERESTS

	December 31, 2010			December 31, 2009

		Accumulated			Accumulated
(in 000s)	Cost	Depletion	Net	Cost	Depletion	Net

Aurizona, Brazil	$ 19,977	$ (295)	$ 19,682	$ 19,963	$ -	$ 19,963
Black Fox, Canada	56,470	-	56,470
Ming, Canada	7,062	-	7,062	-	-	-
Santa Elena, Mexico	13,342	(42)	13,300	13,346	-	13,346
Summit, U.S.A.	4,063	(7)	4,056	4,054	-	4,054
Other	-	-	-	10	-	10

Total	$ 100,914	$ (344)	$ 100,570	$ 37,373	$ -	$ 37,373

The value allocated to reserves is classified as depletable and is depreciated on a units-of-delivered basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	December 31, 2010			December 31, 2009

		Non-			Non-
(in 000s)	Depletable	depletable	Total	Depletable	depletable	Total

Aurizona	$16,727	$ 2,955	$ 19,682	$ 16,936	$ 3,027	$ 19,963
Black Fox	53,088	3,382	56,470	-	-	-
Ming	5,008	2,054	7,062	-	-	-
Santa Elena	10,105	3,195	13,300	10,150	3,196	13,346
Summit	4,056	-	4,056	4,054	-	4,054
Other	-	-	-	-	10	10

Total	$88,984	$ 11,586	$ 100,570	$ 31,140	$ 6,233	$ 37,373

MING GOLD STREAM

On March 4, 2010 and amended on August 31, 2010, the Company entered into an agreement to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining plc’s (“Rambler”) Ming mine, located in Canada (the “Ming Mine”). In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally.

SANDSTORM GOLD LTD. | 35

[Sandstorm Gold Logo]	[Formerly Sandstorm Resources Ltd.]	DECEMBER 31, 2010 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED IN U.S. DOLLARS

For consideration, the Company paid $5.0 million on March 10, 2010, $2.0 million on September 7, 2010, $7.0 million on January 6, 2011 and a further instalments of $6.0 million will be paid to Rambler upon receipt of all necessary permits required to construct and operate the Ming Mine. The Company will make no ongoing payments per ounce of gold.

Rambler has provided to the Company the following completion guarantees: (i) that the Ming Mine will begin gold production by September 4, 2011 or Rambler will be required to fully refund the $20.0 million upfront deposit plus 8% interest, compounded annually, (ii) that within 24 months of commencement of production, Rambler will have produced and sold a minimum of 24,000 ounces of payable gold or the Company will have the option to require a partial refund of the upfront deposits, and (iii) that the Company will receive minimum cash flows from the contract of $3.6 million in the first year of production, $3.6 million in the second year of production, and $3.1 million in the third year of production.

BLACK FOX GOLD STREAM

On November 9, 2010, the Company entered into an agreement (the “Brigus Gold Stream”) to purchase 12% of the life of mine gold produced from Brigus Gold Corp.’s (“Brigus”) open pit and underground Black Fox mine, located in Canada (the “Black Fox Mine”) and 10% of the life of mine gold produced from Brigus’ Black Fox extension, which includes a portion of Brigus’ Pike River concessions, for $56.3 million as an upfront payment plus ongoing per ounce payments equal to the lesser of $500 (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum) and the then prevailing market price per ounce of gold.

Brigus has the option until January 1, 2013 to repurchase up to 50% of the Brigus Gold Stream by making a $6.1 million payment per 1% increment payment to the Company, upon receipt of which, the percentage of gold the Company is entitled to purchase will decrease. If Brigus exercises the option in full, it will make a $36.6 million payment to the Company and the percentage of gold the Company is entitled to purchase will decrease to 6% for the Black Fox Mine and 4.5% for the Black Fox extension.

OTHER GOLD STREAMS

The Company has a Gold Stream agreement to purchase 17% of the life of mine gold produced from Luna Gold Corp.’s open-pit Aurizona mine, located in Brazil (the “Aurizona Mine”).

The Company has a Gold Stream agreement to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.’s open-pit Santa Elena mine, located in Mexico (the “Santa Elena Mine”).

The Company has a Gold Stream agreement to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter, from Santa Fe Gold Corporation’s Summit mine, located in the United States of America (the “Summit Mine”).

SANDSTORM GOLD LTD. | 36

[Sandstorm Gold Logo]	[Formerly Sandstorm Resources Ltd.]	DECEMBER 31, 2010 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED IN U.S. DOLLARS

7.                  SHARE CAPITAL AND CONTRIBUTED SURPLUS

A)                 SHARES ISSUED

PUBLIC OFFERING — APRIL 23, 2009

On April 23, 2009 the Company completed an equity offering of 116,909,580 subscription receipts at a price of C$0.40 per subscription receipt for gross proceeds of C$46.8 million ($38.1 million). On May 22, 2009, each subscription receipt was automatically converted, without additional consideration, into one common share of the Company and one-half of a share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.60 until April 23, 2014. The fair value attributable to the common shares was $32.7 million.

In connection with the public offering, the Company paid agent fees of C$2.8 million ($2.3 million), representing 6% of the gross proceeds. Additionally, the Company issued 7,014,574 Compensation Warrants to the agents, representing 6% of the number of subscription receipts issued. Each Compensation Warrant entitles the holder to acquire one unit comprised of one common share of the Company and one-half of a share purchase warrant. Each Compensation Warrant has an exercise price of $0.33 and each full share purchase warrant issued upon exercise of the Compensation Warrants will entitle the holder to purchase one common share at a price of $0.60 until April 23, 2014. The Compensation Warrants had a fair value of $2.0 million.

PUBLIC OFFERING — OCTOBER 14, 2009

On October 14, 2009 the Company completed a public offering of 81,778,800 units at a price of C$0.45 per unit, for gross proceeds of C$36.8 million ($35.8 million). Each unit was comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant is exercisable for one common share of the Company at a price of $0.60 until April 23, 2014. In connection with this offering, the Company paid agent fees of C$2.6 million ($2.5 million), representing 7% of the gross proceeds. The fair value attributed to the common shares was $28.2 million.

PUBLIC OFFERING — OCTOBER 19, 2010

On October 19, 2010, the Company completed a public offering of 78,768,100 units at a price of C$0.73 per unit for gross proceeds of C$57.5 million ($55.8 million). Each unit was comprised of one common share of the Company and one-quarter of one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of $1.00 until October 19, 2015. The Company paid underwriter fees of C$4.0 million ($3.9 million) representing 7% of the gross proceeds. The fair value attributed to the common shares was $51.4 million.

SANDSTORM GOLD LTD. | 37

[Sandstorm Gold Logo]	[Formerly Sandstorm Resources Ltd.	DECEMBER 31, 2010 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED IN U.S. DOLLARS

B)                 STOCK OPTIONS

The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant stock options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the board of directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan provides for the issuance of up to 10% of the Company’s issued common shares as at the date of the grant.

During the year ended December 31, 2010, the Company granted 6,980,000 (2009 — 5,320,000) options to employees with a weighted average exercise price of C$0.68 (2009 — C$0.44) per option. The options vest over a weighted average period of 1.5 years with a fair value of $1.5 million (2009 - $0.7 million with vesting over 2.0 years). The weighted-average grant-date fair value per employee option of $0.22 (2009 - $0.11) was determined using the Black-Scholes option valuation model with the following weighted-average assumptions:

	December 31, 2010	December 31, 2009

Share and exercise price	C$0.68	C$0.44
Expected dividend yield	0.00%	0.00%
Expected volatility	47%	45%
Risk-free interest rate	1.57%	1.85%
Expected life of options	3 years	3 years

A summary of the Company’s options, which includes options issued under the Company’s stock option plan at December 31, 2010 and the changes for the year are as follows:

		Weighted average
	Number of options	exercise price (C$)

Options outstanding at March 31, 2009	100,000	0.10
Granted	6,320,000	0.44
Exercised	(60,000)	0.10
Forfeited	(10,000)	0.45

Options outstanding at December 31, 2009	6,350,000	0.44
Granted	6,980,000	0.68
Exercised	(6,667)	0.45
Forfeited	(3,333)	0.45

Options outstanding at December 31, 2010	13,320,000	0.57

SANDSTORM GOLD LTD. | 38

[Sandstorm Gold Logo]	[Formerly Sandstorm Resources Ltd.	DECEMBER 31, 2010 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED IN U.S. DOLLARS

A summary of the Company’s options as of December 31, 2010 is as follows:

Number	Vested	Price per Share (C$)	Expiry Date

40,000	40,000	0.10	July 31, 2012
3,600,000	2,400,000	0.45	June 16, 2014
700,000	466,667	0.44	July 6, 2014
2,000,000	1,333,334	0.435	July 28, 2014
100,000	33,334	0.67	May 19, 2015
6,880,000	-	0.68	November 26, 2015

13,320,000	4,273,335

The weighted average exercise price for exercisable options at December 31, 2010 was C$0.44.

A summary of stock-based compensation recognized is as follows:

	Year ended	Nine months ended
(in 000s)	December 31, 2010	December 31, 2009

Employees	$ 443	$ 365
Non-employees	146	94

	$ 589	$ 459

Stock-based compensation for options granted to non-employees during the period were revalued using the Black-Scholes option valuation model with the following weighted-average assumptions:

	Year ended	Nine months ended
	December 31, 2010	December 31, 2009

Share price	C$0.77	C$0.47
Exercise price	C$0.45	C$0.45
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	48%	44%
Risk-free interest rate	1.92%	1.74%
Expected life of options	1.9 years	2.7 years

SANDSTORM GOLD LTD. | 39

[Sandstorm Gold Logo]	[Formerly Sandstorm Resources Ltd.	DECEMBER 31, 2010 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED IN U.S. DOLLARS

C)                 SHARE PURCHASE WARRANTS

On April 23, 2009, the Company granted 58,454,790 warrants in connection with its public offering described in Note 7a. The fair value attributable to the warrants was $5.4 million. The fair value of the warrants was determined using the Black-Scholes option valuation model using the following assumptions:

December 31, 2009

Share and exercise price	$0.60
Expected dividend yield	0.00%
Expected volatility	51%
Risk-free interest rate	1.78%
Expected life of warrants	5 years

On October 14, 2009, the Company granted 40,889,396 warrants in connection with its public offering described in Note 7a. The fair value attributed to the warrants was $7.5 million. The fair value of the warrants was determined using quoted market prices of both the common shares and warrants on the date of issue.

On October 19, 2010, the Company granted 19,692,025 warrants in connection with its public offering described in Note 7a. The fair value attributed to the warrants was $4.4 million. The fair value of the warrants was determined using the Black-Scholes option valuation model using the following assumptions:

December 31, 2010

Share price	$0.67
Exercise price	$1.00
Expected dividend yield	0.00%
Expected volatility	50%
Risk-free interest rate	2.41%
Expected life of warrants	5 years

SANDSTORM GOLD LTD. | 40

[Sandstorm Gold Logo]	[Formerly Sandstorm Resources Ltd.	DECEMBER 31, 2010 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED IN U.S. DOLLARS

A summary of the Company’s warrants and the changes for the period are as follows:

Number of Warrants

Warrants outstanding at March 31, 2009	13,514,000
Issued	99,344,186
Exercised	(164,000)

Warrants outstanding at December 31, 2009	112,694,186
Issued	19,692,025
Exercised	(13,350,000)

Warrants outstanding at December 31, 2010	119,036,211

A summary of the Company’s warrants as of December 31, 2010 is as follows:

Number	Price per Share	Expiry Date

99,344,186	$0.60	April 23, 2014
19,692,025	$1.00	October 19, 2015

119,036,211

On March 22, 2010, all warrants held in escrow were released. As of December 31, 2010, there were nil warrants held in escrow (December 31, 2009 - 4,428,000).

D)                 ESCROW SHARES

On March 22, 2010, all common shares held in escrow were released. As of December 31, 2010, there were no shares held in escrow (December 31, 2009 - 5,592,000).

E)                  DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following weighted average number of shares outstanding:

	Year ended	Nine months ended
	December 31, 2010	December 31, 2009

Basic weighted average number of shares	252,554,473	156,042,017
Effect of dilutive securities
Compensation warrants - shares	4,182,566	2,087,250
Compensation warrants - warrants	220,135	--
Stock options	2,455,229	157,689
Warrants	15,678,075	7,704,297

Diluted weighted average number of common shares	275,090,478	165,991,253

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[Sandstorm Gold Logo]	[Formerly Sandstorm Resources Ltd.	DECEMBER 31, 2010 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED IN U.S. DOLLARS

The following were excluded from the computation of diluted weighted average number of common shares as they were anti-dilutive:

	Year ended	Nine months ended
	December 31, 2010	December 31, 2009

Compensation warrants - warrants	--	3,507,287
Warrants	19,692,025	99,344,186

8.                  INCOME TAXES

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes. These differences result from the following items:

	Year ended	Nine months ended
(in 000s)	December 31, 2010	December 31, 2009

Income before income taxes	$846	$1,003
Canadian federal and provincial income tax rates	28.5%	30%

Income tax expense based on the above rates	241	301
Increase (decrease) due to:
Permanent differences	35	(185)
Benefit of tax losses recognized	(1,444)	-
Difference between statutory and foreign tax rates	(290)	128
Change in valuation allowance	(95)	(244)

Future tax recovery	$(1,553)	$-

SANDSTORM GOLD LTD. | 42

[Sandstorm Gold Logo]	[Formerly Sandstorm Resources Ltd.]	DECEMBER 31, 2010 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED IN U.S. DOLLARS

The components of future income taxes as of December 31 are as follows:

(in 000s)	2010	2009

Future Income Tax Assets
Mineral property and other	$28	$30
Non-capital loss carry-forwards	592	70
Share issuance costs	1,818	1,223

Value of future income tax assets	2,438	1,323
Valuation allowance	-	(1,273)

Future income tax assets	$2,438	$50
Future Income Tax Liabilities
Unrealized foreign exchange gains	$-	$50

Future income tax asset, net	$2,438	$-

Presented on the consolidated balance sheets as follows:
Future income tax assets - current	$-	$-
Future income tax assets – long-term	2,438	-

	$2,438	$-

Allocated as follows:
Future income tax recovery	$1,553	$-
Reduction of financing costs	885	-

	$2,438	$-

During the nine months ended December 31, 2009, a valuation allowance was recorded against the potential future income tax assets as their utilization was not considered more likely than not.

The Company has deductible temporary differences, unusued tax losses, and unused tax credits expiring as follows:

(in 000s)	Location	Amount	Expiration

Mineral property and other	Canada	$283	None
Non-capital loss carry-forwards	Canada	2,247	2029-2030
Non-capital loss carry-forwards	Barbados	1,545	2018-2019
Share issuance costs	Canada	7,274	2011-2014

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[Sandstorm Gold Logo]	[Formerly Sandstorm Resources Ltd.]	DECEMBER 31, 2010 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED IN U.S. DOLLARS

9.    SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended	Nine months ended
(in 000s)	December 31, 2010	December 31, 2009

Change in non-cash working capital
Receivables	$ (114)	$ 2
Prepaid expenses	5	3
Accounts payable and accrued liabilities	165	201

	$ 56	$ 206

Significant non-cash transactions
Shares issued for option payment	$ -	$ 44
Shares issued for acquisition of mineral interest	-	3,112

Distribution of shares held in Sandstorm	9	-
Metals & Energy Ltd. to shareholders -
Eagle Lake Property

Compensation warrants issued for share	-	2,045
issuance costs

10. SEGMENTED INFORMATION

The Company’s reportable segments are summarized in the tables below:

					Year Ended December 31, 2010

					Cash from
		Cost of		Earnings from	(used in)
(in 000s)	Sales	sales	Depletion	operations	operations	Total assets	Total liabilities

Aurizona	$ 2,729	807	296	1,626	1,769	19,682	143
Black Fox	-	-	-	-	-	56,470	-
Ming	-	-	-	-	-	7,062	-
Santa Elena	256	65	42	149	190	13,300	40
Summit	163	47	6	110	68	4,113	16
Corporate	-	-	-	-	(1,564)	31,105	607

Consolidated	3,148	919	344	1,885	463	131,732	806

					Nine Months Ended December 31, 2009

					Cash from
		Cost of		Earnings from	(used in)
(in 000s)	Sales	sales	Depletion	operations	operations	Total assets	Total liabilities

Aurizona	-	-	-	-	-	19,963	-
Black Fox						-	-
Ming	-	-	-	-	-	-	-
Santa Elena	-	-	-	-	-	13,346	-
Summit	-	-	-	-	-	4,054	-
Corporate	-	-	-	-	(884)	36,774	570

Consolidated	-	-	-	-	(884)	74,137	570

SANDSTORM GOLD LTD. | 44

[Sandstorm Gold Logo]	[Formerly Sandstorm Resources Ltd.]	DECEMBER 31, 2010 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED IN U.S. DOLLARS

11. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010 the Company incurred expenses of $202,864 for rent, office costs, and administrative support services (nine months ended December 31, 2009 - $82,345) to a company controlled by a current director and a former director. The transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

12. KEY PERSONNEL COMPENSATION

	Year Ended	Nine Months Ended
(in 000s)	December 31, 2010	December 31, 2009

Short-term employee benefits	$689	$473
Share-based payments	225	157
	$914	$630

13. CONTRACTUAL OBLIGATIONS

In connection with the Aurizona Gold Stream, the Company has committed to purchase 17% of the life of mine gold produced by the Aurizona Mine for a per ounce cash payment of the lesser of $400 (subject to a 1% annual inflationary adjustment beginning on February 9, 2014) and the then prevailing market price of gold.

In connection with the Santa Elena Gold Stream, the Company has committed to purchase 20% of the life of mine gold produced by the Santa Elena Mine for a per ounce cash payment of the lesser of $350 (subject to a 1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production (an “Inflationary Adjustment”)) and the then prevailing market price of gold.

In connection with the Summit Gold Stream, the Company has committed to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter, by the Summit Mine for a per ounce cash payment of the lesser of $400 (subject to an Inflationary Adjustment) and the then prevailing market price per ounce of gold.

In connection with the Ming Gold Stream, the Company has committed to make an additional upfront payment of $13.0 million once Rambler receives all necessary permits required to construct and operate the Ming Mine. Subsequent to December 31, 2010, the Company paid Rambler $7.0 million of the remaining $13.0 million commitment. There are no ongoing per ounce payments in connection with this Gold Stream.

In connection with the Brigus Gold Stream, the Company has committed to purchase 12% of the life of mine gold produced by the Black Fox Mine for a per ounce cash payment of the lesser of $500 (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum) and the then prevailing market price of gold.

SANDSTORM GOLD LTD. | 45

[Sandstorm Gold Logo]	[Formerly Sandstorm Resources Ltd.]	DECEMBER 31, 2010 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS EXPRESSED IN U.S. DOLLARS

14. SPIN-OUT OF SANDSTORM METALS & ENERGY

On January 4, 2010, Sandstorm incorporated a wholly owned subsidiary named Sandstorm Metals & Energy Ltd. (“Sandstorm Metals & Energy”). On May 13, 2010, Sandstorm transferred its option agreement on the Eagle Lake property owned by Eagle Plains Resources Ltd. located in Saskatchewan, Canada and working capital of C$500,000 to Sandstorm Metals & Energy in exchange for 6,836,810 common shares of Sandstorm Metals & Energy. Sandstorm thereafter distributed all of its common shares held in Sandstorm Metals & Energy to Sandstorm shareholders. As a result, Sandstorm Metals & Energy is no longer a subsidiary of Sandstorm. Fees incurred for this transaction during the year ended December 31, 2010 were $239,721 (nine months ended December 31, 2009 - $nil).

15. SUBSEQUENT EVENT

On January 17, 2011 the Company entered into a Gold Stream agreement with Metanor Resources Inc. (“Metanor”) to purchase 20% of the life of mine gold produced from Metanor’s Bachelor Lake Gold Mine located in Quebec, Canada (“Bachelor Lake Mine”) for an upfront payment of $20.0 million plus ongoing per ounce payments equal to the lesser of $500 and the then prevailing market price per ounce of gold. Sandstorm made a $5.0 million payment and will make further upfront payments of $9.0 million once Metanor has achieved certain funding conditions and a final payment of $6.0 million on September 1, 2011. Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow over the next six years.

SANDSTORM GOLD LTD. | 46